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ISSUER FREE WRITING PROSPECTUS
(Supplementing Preliminary Prospectus Dated June 18, 2007)
Filed Pursuant to Rule 433
Registration No. 333-142673
June 25, 2007

HEELYS, INC.

        This Free Writing Prospectus relates only to the securities described in the preliminary prospectus dated June 18, 2007 and should be read together with the preliminary prospectus dated June 18, 2006 relating to the securities.

        On June 25, 2007, Heelys, Inc. filed Amendment No. 3 to its registration statement on Form S-1 to update certain disclosures that had been provided in its preliminary prospectus dated June 18, 2007. This Free Writing Prospectus sets forth certain changes to the preliminary prospectus dated June 18, 2007, to, among other things, reflect (i) the decrease in the number of shares of our common stock that are being offered by the selling stockholders and (ii) that management will no longer be selling any shares in the offering.

        The terms the "Company," "we," "us," and "our" are used in this Free Writing Prospectus in the same manner as in the preliminary prospectus dated June 18, 2007.

* * *

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

        HEELYS has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents HEELYS has filed with the SEC for more complete information about HEELYS and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HEELYS, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Prospectus Departments at Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, NY toll-free at (866) 803-9204; Wachovia Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, NY toll-free at (800) 326-5897 or equity.syndicate@wachovia.com; or Chase Distribution & Support Service Northeast Statement Processing, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 toll-free at (866) 430-0686.

4,500,000 Shares

HEELYS, INC.

Common Stock

        The selling stockholders named in this prospectus are offering 4,500,000 shares of our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

        Our common stock is quoted on the Nasdaq Global Market under the symbol "HLYS." The closing price of our common stock on the Nasdaq Global Market on June 22, 2007 was $25.95 per share.

        The underwriters have a 30-day option to purchase up to 675,000 additional shares of common stock from the selling stockholders to cover over-allotments, if any. We will not receive any proceeds from the exercise of the over-allotment option.

The Offering

Common stock offered by the selling stockholders	4,500,000 shares

        Unless otherwise indicated, all information in this prospectus:

  •
  assumes no underwriters' over-allotment option to purchase up to 675,000 additional shares of common stock from the selling stockholders; and

  •
  reflects the number of shares of our common stock outstanding on May 31, 2007.

RISK FACTORS

Risks Related to this Offering

The trading price of our common stock has been and may continue to be volatile and you may lose all or a part of your investment.

        Since our initial public offering in December 2006, the price of our common stock as reported by the Nasdaq Global Market has ranged from a low of $24.84 on June 22, 2007 to a high of $40.09 on February 5, 2007. The trading price of our common stock could continue to fluctuate significantly for various reasons, including:

  •
  expiration of lock-up agreements;

  •
  our operating and financial performance and prospects;

  •
  our quarterly or annual earnings or those of other companies in our industry;

  •
  the public's reaction to our press releases, other public announcements and filings with the SEC;

  •
  changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industry;

  •
  strategic actions by us or our competitors;

  •
  new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  changes in general economic conditions in the United States and global economies or financial markets, including such changes resulting from war or incidents of terrorism; and

  •
  sales of our common stock by us or members of our management team.

        In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the trading price of securities issued by many companies, including companies in our industry. The changes frequently occur irrespective of the operating performance of the affected companies. Hence, the trading price of our common stock could fluctuate based upon factors that have little or nothing to do with our business.

Future sales of our common stock in the public market could lower the trading price of our common stock, and the exercise of outstanding stock options and any additional capital raised by us through the sale of our common stock may dilute your ownership in us.

        We may sell additional shares of common stock in the future. Our Certificate of Incorporation authorizes us to issue 75,000,000 shares of common stock. As of May 31, 2007, we had 27,058,409 shares of common stock outstanding. Of this amount, a total of 11,916,284 shares, including the 4,500,000 shares that the selling stockholders are selling in this offering and 7,386,750 of the shares sold in our initial public offering in December 2006 may be resold immediately in the public market unless held by "affiliates" of ours as that term is defined in Rule 144 of the Securities Act of 1933, or the Securities Act. Of the remaining 15,142,125 shares, 14,558,700 will be restricted from immediate resale under lock-up agreements to be entered into between certain of our current stockholders and the underwriters. These lock-up agreements are described in "Underwriting" and expire 90 days after the date of this prospectus, unless Bear, Stearns & Co. Inc., Wachovia Capital Markets, LLC and J.P. Morgan Securities Inc., on behalf of the underwriters, consent otherwise. Such period could be extended by the underwriters for up to an additional 34 days under certain circumstances. Immediately after the expiration of the lock-up period, these shares will be eligible for resale under Rule 144 or Rule 701 of the Securities Act, subject to volume limitations and applicable holding period requirements.

        In addition, as of May 31, 2007, options to purchase 2,209,163 shares of our common stock were outstanding and 34,028 additional shares of our common stock were available for future awards under our 2006 Stock Incentive Plan. Of this total, 437,423 are vested, 1,566,740 vest and become exercisable in 37 equal monthly installments beginning June 30, 2007, 125,000 vest and become exercisable in four equal cumulative installments beginning December 7, 2007, 55,000 vest and become exercisable in four equal cumulative installments beginning December 12, 2007 and 25,000 vest and become exercisable in four equal cumulative installments beginning March 8, 2008. We have filed a registration statement under the Securities Act covering all of the shares of common stock reserved for issuance under our 2006 Stock Incentive Plan, including the shares issuable upon exercise of the outstanding options. The registration statement has become effective and permits the resale of shares issued under this plan in the public markets without restriction under the Securities Act.

        After completion of this offering and the expiration of the lock-up agreements, holders of 12,139,610 shares of our outstanding common stock will have demand and other registration rights, as described in "Description of Capital Stock."

        We cannot predict the effect, if any, that future issuances and sales of our common stock will have on the trading price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing trading prices for our common stock.

Existing stockholders significantly influence our corporate governance.

        Upon completion of this offering, our executive officers, key employees, directors and their affiliates will beneficially own, in the aggregate, approximately 54.6% of our outstanding common stock. In addition, Capital Southwest Venture Corporation, or "CSVC," which will own approximately 23.3% of our common stock after this offering, has the contractual right to designate (i) two nominees for director to be included in management's slate of director nominees, so long as it owns at least 15% of the outstanding shares of our common stock, and (ii) one such nominee so long as it owns at least 10%, but less than 15%, of the outstanding shares of our common stock. As a result, through its designees, CSVC may significantly influence our corporate governance.

PRICE RANGE OF COMMON STOCK

	High	Low
2007
Second Quarter (through June 22, 2007)	$38.68	$24.84

        On June 22, 2007, the last reported sales price of our common stock on the Nasdaq Global Market was $25.95.

PRINCIPAL AND SELLING STOCKHOLDERS

	Shares Beneficially Owned Before the Offering			Shares Beneficially Owned After the Offering
			Number of Shares to be Sold in the Offering
Name of Beneficial Owners†
	Shares	Percentage		Shares	Percentage
Directors and Executive Officers
Michael G. Staffaroni(1)	1,143,212	4.2%	—	1,143,212	4.2%
Roger R. Adams(2)	4,887,066	18.1%	1,000,000	3,887,066	14.4%
Michael W. Hessong(3)	384,105	1.4%	—	384,105	1.4%
Charles D. Beery(4)	477,855	1.8%	—	477,855	1.8%
Patrick F. Hamner(5)	559,649	2.1%	—	559,649	2.1%
Richard E. Middlekauff(6)	2,435,234	9.0%	500,000	1,935,234	7.2%
Samuel B. Ligon(7)	308,515	1.1%	—	308,515	1.1%
Jeffrey G. Peterson(8)	9,317,310	34.4%	3,000,000	6,317,310	23.3%
James T. Kindley(9)	2,000	*	—	2,000	*
James S. Peliotes	—	—	—	—	—
Robert W. Byrne	—	—	—	—	—
William D. Albers	—	—	—	—	—
All directors and executive officers as a group (12 persons)(10)	19,514,946	70.9%	4,500,000	15,014,946	54.6%
Beneficial Owners of 5% or More of Our Outstanding Common Stock
Capital Southwest Venture Corporation(8)(11)	9,317,310	34.4%	3,000,000	6,317,310	23.3%
All Selling Stockholders			4,500,000

*
Less than 1% of the outstanding shares

†
The principal and selling stockholders acquired shares of our common stock and preferred stock in connection with our formation and through a private placement in May 2000, as compensation for services and pursuant to subsequent purchases and gifts between the stockholders. None of the selling stockholders are broker-dealers or affiliates of broker-dealers.

(1)
Includes 1,060,713 shares of common stock owned by Staffaroni Partners LP, a family limited partnership. Mr. Staffaroni may be deemed to share with his spouse voting power and investment power over these shares. The shares are being offered by the partnership. Includes options for Mr. Staffaroni to purchase an aggregate of 82,499 shares of common stock that are currently exercisable or exercisable within 60 days of May 31, 2007.

(2)
Includes 4,773,441 shares owned by the RRA Family Trust UA dated March 14, 2007, as amended. Mr. Adams is the sole trustee and settlor of the trust and exercises sole voting and investment power over these shares. The shares are being offered by the trust. Also includes 113,625 shares of common stock owned by CYPO, Inc., a Texas corporation wholly owned by the trust. If the underwriters exercise in full their option to purchase additional shares of our common stock, the trust will sell an additional

  150,000 shares of our common stock. Mr. Adams acquired his shares of our common stock in connection with our formation.

(3)
Includes options to purchase an aggregate of 103,749 shares of common stock that are currently exercisable or exercisable within 60 days of May 31, 2007.

(4)
Includes options to purchase an aggregate of 72,499 shares of common stock that are currently exercisable or exercisable within 60 days of May 31, 2007.

(5)
Includes options to purchase an aggregate of 197,499 shares of common stock that are currently exercisable or exercisable within 60 days of May 31, 2007.

(6)
Includes 2,185,234 shares owned by Roll'in Investment Holdings LP. Mr. Middlekauff is the sole limited partner and the sole owner of the general partner of Roll'in Investment Holdings LP and exercises sole voting and investment power over these shares. Also includes 250,000 of shares owned by The Middlekauff 2006 Children's Trust. Mr. Middlekauff is the trustee of the trust and exercises voting and investment power over these shares, but Mr. Middlekauff disclaims beneficial ownership of such shares. If the underwriters exercise in full their option to purchase additional shares of our common stock, Roll'in Investment Holdings LP will sell an additional 75,000 shares of our common stock. Mr. Middlekauff acquired his shares of our common stock in connection with our formation.

(7)
All of Mr. Ligon's shares are owned jointly with Patricia Ligon, his spouse. Mr. Ligon acquired shares of our Series B Preferred Stock in May 2000 and these shares were converted to shares of our common stock in June 2006.

(8)
Mr. Peterson was elected to our board of directors at our 2007 annual meeting of stockholders held on May 31, 2007. Mr. Peterson is a Vice President of Capital Southwest Corporation. As indicated in the table, Capital Southwest Venture Corporation, which is a wholly owned subsidiary of Capital Southwest Corporation, beneficially owns more than 5% of our outstanding common stock. Mr. Peterson may be deemed to share voting power and investment power with respect to the shares of common stock beneficially owned by Capital Southwest Venture Corporation. Mr. Peterson disclaims beneficial ownership of such shares. The address for Mr. Peterson and Capital Southwest Venture Corporation is 12900 Preston Road, Suite 700, Dallas, Texas 75230. If the underwriters exercise in full their option to purchase additional shares of our common stock, Capital Southwest Venture Corporation will sell an additional 450,000 shares of our common stock. So long as Capital Southwest Venture Corporation owns more than 15% of our outstanding shares of common stock, it has the contractual right to designate two nominees for director to be included in management's slate of director nominees, but if it owns at least 10%, but less than 15%, of the outstanding shares of our common stock, as a result of this offering or for any other reason, it will have the contractual right to designate one such nominee. Capital Southwest Venture Corporation acquired shares of our Series B Preferred Stock in May 2000 and these shares were converted to shares of our common stock in June 2006.

(9)
All of Mr. Kindley's shares are owned jointly with Susan George Kindley, his spouse.

(10)
Includes options to purchase an aggregate of 456,246 shares of common stock that are currently exercisable or exercisable within 60 days of May 31, 2007.

(11)
William R. Thomas, one of our directors from August 2006 until May 31, 2007, is President, Chairman of the Board and a director of Capital Southwest Corporation. Mr. Thomas did not stand for re-election to our board of directors at our 2007 annual meeting of stockholders held on May 31, 2007.

DESCRIPTION OF CAPITAL STOCK

Registration Rights

        Beginning 90 days after the date of this prospectus (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances), holders of 12,139,610 shares of our common stock will be entitled to rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreements between us and these holders, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of registration and are entitled to include their shares of common stock in the registration. Some of these holders also may demand that we file at our expense a registration statement under the Securities Act with respect to shares of our common stock owned by them, in which case we are required to use our best efforts to effect this registration, and if we are eligible to file a registration statement on Form S-3, some of these holders have the right to demand that we file a registration statement for such holder on Form S-3. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the registration.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have outstanding 27,058,409 shares of common stock, based upon our shares outstanding at May 31, 2007. Of the shares to be outstanding upon the completion of this offering, a total of 11,916,284 shares, including 7,386,750 of the shares sold in our initial pubic offering and the 4,500,000 shares sold in this offering, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act.

        Of the remaining 15,142,125 shares of common stock outstanding immediately after this offering, all are "restricted shares" as that term is defined in Rule 144 under the Securities Act and 14,558,700 are subject to lock-up agreements with the underwriters. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701 under the Securities Act, none of these 14,558,700 shares may be sold until the expiration of 90 days after the date of this prospectus (and such period could be extended by the underwriters for up to an additional 34 days under certain circumstances). Bear, Stearns & Co. Inc., Wachovia Capital Markets, LLC and J.P. Morgan Securities Inc. may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements expiring 90 days after the date of this prospectus.

Registration Rights

        Beginning 90 days after the date of this prospectus (which period could be extended by the underwriters for up to an additional 34 days under certain circumstances), holders of 12,139,610 shares of our common stock will be entitled to certain rights with respect to the registration of such shares, under the Securities Act. See "Description of Capital Stock — Registration Rights." Registration of such shares under the Securities Act would result in such shares, except for shares purchased by affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

UNDERWRITING

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
Wachovia Capital Markets, LLC
J.P. Morgan Securities Inc.
Piper Jaffray & Co.
Banc of America Securities LLC
CIBC World Markets Corp.
Robert W. Baird & Co. Incorporated
Total	4,500,000

Over-Allotment Option

        The selling stockholders have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to 675,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter's initial commitment amount reflected in the above table.

HEELYS, INC.

4,500,000 Shares

Common Stock

PROSPECTUS
                        , 2007

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HEELYS, INC.
STATEMENT REGARDING THIS FREE WRITING PROSPECTUS
The Offering
RISK FACTORS
PRICE RANGE OF COMMON STOCK
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
  Registration Rights
SHARES ELIGIBLE FOR FUTURE SALE
  Registration Rights
UNDERWRITING
  Over-Allotment Option